Exhibit 99.1

PRESS RELEASE

Just Energy Preferred Shares Added to the S&P U.S. Preferred Share Index

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TORONTO, ONTARIO - - April 12, 2017 - -
Just Energy Group, Inc. (TSX:JE; NYSE:JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced that Just Energy Cumulative Preferred Registered Shares Series A (JE PR A) have been added to the S&P U.S. Preferred Share Index following rebalancing results on April 7th, 2017. The addition of Just Energy preferred shares will be effective prior to the open of trading on April 24th, 2017.

The S&P U.S. Preferred Stock Index is designed to serve the investment community's need for an investable benchmark representing the U.S. preferred stock market.  The index includes all preferred stocks issued by corporations and trading on major U.S. exchanges, subject to criteria relating to minimum size, liquidity and time to maturity.

About Just Energy Group Inc.
Established in 1997, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements and information. Forward-looking statements and information in this press release include, but are not limited to, the redemption of the Debentures and the timing thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the SEC's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

Or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com